

December 28, 2012

<u>Via U.S. Mail</u>
Michael D. Heil
President and Chief Executive Officer
iGo, Inc.
17800 North Perimeter, Suite 200
Scottsdale, Arizona

> **Re:** **iGo, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 20, 2012**
> **File No. 000-31909**

Dear Mr. Heil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1: Approve an Amendment to our Certificate of Incorporation, as amended, page 3

1. Please disclose, in tabular format, the number of shares of the company's common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the 1:10 reverse stock split as well as the 1:15 reverse stock split.

2. Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split. If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover

mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director